Exhibit 6.1
ARTICLES OF INCORPORATION
ARTICLE I
     The name of the Company shall be Federal Life Insurance Company (Mutual); its principal office shall be in Riverwoods, Illinois; and
ARTICLE II
     The corporate powers of the Company shall be exercised by a Board of Directors. Until otherwise fixed, the number of Directors shall be 6.
     The Directors shall be divided into three classes; the term of office of the first class shall expire at the first annual meeting of policyholders after their election, the term of the second class shall expire at the second annual meeting of policyholders after their election, and the term of office of the third class shall expire at the third annual meeting of policyholders after their election. At each annual election held after such classification and election to be held in 1982, Directors shall be elected for a term of office to expire at the third annual meeting of policyholders after their election.
     The Directors shall have power to make by-laws not inconsistent with the Constitution and laws of the State of Illinois, or of the United States, and from time to time to add to, amend, or repeal same.
ARTICLE III
     The Directors shall be elected by the policyholders, upon receiving the affirmation vote of two thirds of the policyholders present in person or by proxy. Each life policyholder shall have one vote for each one thousand dollars of life insurance, and each accident and health policyholder shall have one vote for each $25.00 of annual premium provided that the policy or policies, whether life or accident and health, are in force on the day of the meeting.
     Vacancies in the Board of Directors shall be filled by the policyholders at any annual meeting or at any special meeting called for that purpose.
     The Directors shall be members, at least 21 years of age and at least three of them residents and citizens of the State of Illinois at the time of their election.
ARTICLE IV
     The officers of the Company shall be elected annually by the Directors at the meeting of the Board first held after the annual meeting of the policyholders and shall hold office until their respective successors be elected, the office discontinued or the officer removed by the Directors.

     Vacancies in official positions may be filled or additional officers elected at any annual meeting, at any regular meeting or at any special meeting called for that purpose.
     The officers to be elected and their duties shall be determined by the by-laws or by resolution of the Directors.
     A majority of the officers shall be citizens of the State of Illinois at the time of their election.
ARTICLE V
     The objects and purposes of said Company are to make insurance on the mutual plan on the lives of persons and every insurance pertaining thereto or connected therewith, to grant or dispose of annuities, to insure persons against bodily injury, disability or death resulting from accident and provide benefits for disability caused by disease pursuant to the provisions of the laws of the State of Illinois.
ARTICLE VI
     The Articles of Incorporation of the Company shall be perpetual.
IN WITNESS WHEREOF, Federal Life Insurance Company (Mutual) has caused these amended Articles of Incorporation to be executed in its name by its duly authorized officer and its corporate seal affixed hereto this 14th day of February 1995.

/s/ Joseph D. Austin Joseph D. Austin
[corporate seal]	President and Chief Executive Officer
Attest:

/s/
Assistant Secretary